Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Graphex Group Limited (the “Company”) will be held at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Friday, 27 June 2025 at 2:30 p.m. (the “AGM”), for the following purposes:

ORDINARY RESOLUTIONS

As ordinary business to consider and, if thought fit, pass, with or without modification, the following resolutions as ordinary resolutions:

1.	to receive and consider the audited financial statements and the reports of the directors (the “Directors”) and the auditors of the Company for the year ended 31 December 2024;

2.	(a)	to re-elect Ms. Tam Ip Fong Sin as an Independent Non-executive Director of the Company;

	(b)	to re-elect Mr. Wang Yuncai as an Independent Non-executive Director of the Company;

	(c)	to re-elect Mr. Liu Kwong Sang as an Independent Non-executive Director of the Company;

	(d)	to re-elect Mr. Tang Zhaodong as an Independent Non-executive Director of the Company;

3.	to authorise the board of Directors of the Company (the “Board”) to fix the remuneration of all the Directors of the Company for the year ending 31 December 2025;

4.	to re-appoint Crowe (HK) CPA Limited as the auditors of the Company for Hong Kong financial reporting purpose and to authorise the Board to fix their remuneration for the year ending 31 December 2025; and

5.	to appoint SAFI Malaysia PLT as the auditors of the Company for the U.S. financial reporting purpose and to authorize the Board to fix their remuneration.

As special business to consider and, if thought fit, pass, with or without modification, the following resolutions as ordinary resolutions:

6.	“THAT:

(a)	subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase ordinary shares of HK$0.05 each in the capital of the Company (the “Shares”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) as amended from time to time be and is hereby generally and unconditionally approved;

(b)	the maximum number of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10% of the total number of Shares in issue (excluding treasury shares, if any) as at the date of passing this resolution (such total number to be subject to adjustment in the case of any conversion of any or all of the shares of the Company into a larger or smaller number of shares of the Company after the passing of this resolution), and the said approval shall be limited accordingly; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiry of the period within which the next annual general meeting of the Company is required by the articles of association of the Company (the “Articles”) or the applicable laws of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given to the Directors under this resolution by ordinary resolution of the Company’s shareholders in general meeting.”

7.	“THAT:

(a)	subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares (including any sale or transfer of treasury shares of the Company) and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the maximum number of Shares which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles, shall not exceed of 20% of the total number of Shares in issue (excluding treasury shares, if any) at the date of passing this resolution (such total number to be subject to adjustment in the case of any conversion of any or all of the shares of the Company into a larger or smaller number of shares of the Company after the passing of this resolution) and the said approval shall be limited accordingly; and

(d)	for the purposes of this Resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiry of the period within which the next annual general meeting of the Company is required by the Articles or the applicable laws of the Cayman Islands to be held;

(iii)	the revocation or variation of the authority given to the Directors under this resolution by ordinary resolution of the Company’s Shareholders in general meeting; and

“Rights Issue” means an offer of Shares open for a period fixed by the Directors to holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of Shares by way of rights shall be construed accordingly.”

8.	“THAT:

Subject to the passing of resolutions 6 and 7 set out in this notice of the AGM, the total number of Shares which are to be repurchased by the Company pursuant to the authority granted to the Directors under resolution 7 set out in this notice of the AGM, provided that such number shall not exceed 10% of the total number of Shares in issue (excluding treasury shares, if any) at the date of passing of this resolution (such total number to be subject to adjustment in the case of any conversion of any or all of the shares of the Company into a larger or smaller number of shares of the Company after the passing of this resolution), shall be added to the number of Shares that may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to resolution 6 set out in this notice of the AGM.”

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on 27 June 2025 (Hong Kong Time) as the record date (the “Share Record Date”) of the Shares. Holders of record of the Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

The Board has fixed the close of business on 16 May 2025 (New York Time) as the record date (the “ADS Record Date”) of the American Depositary Shares (the “ADSs”). Holders of record of the ADS (“ADS Holders”) (as of the ADS Record Date), who wish to exercise their voting rights for the underlying Shares must give voting instructions either directly to The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held directly by the ADS Holders on the books and records of The Bank of New York Mellon, or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of the ADS Holders, as the case may be.

ATTENDING THE ANNUAL GENERAL MEETING

Only Shareholders as of the Share Record Date are entitled to attend and vote at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A Shareholder as of the Share Record Date may appoint a proxy to exercise his or her rights at the AGM. ADS Holders as of the ADS Record Date will need to directly instruct The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held directly by the ADS Holders on the books and records of The Bank of New York Mellon, or instruct the ADS Holder’s bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of the ADS Holders, as the case may be, as to how to vote the shares represented by the ADSs. Please refer to the proxy form (for Shareholders) which is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.graphexgroup.com).

Shareholders recorded on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong Time) are cordially invited to attend the AGM in person. ADS Holders as of the close of business on the ADS Record Date (New York Time) are cordially invited to submit your voting instructions to The Bank of New York Mellon, if your ADSs are held on the books and records of the Depositary, or by instructing a bank, brokerage, or other securities intermediary if your ADSs are held by any of them on your behalf, as the case may be. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of the Shares) or your voting instructions to The Bank of New York Mellon, if your ADSs are held on the books and records of the Depositary, or to the relevant bank, brokerage, or other securities intermediary, if your ADSs are held by any of them on your behalf, as the case may be (for ADS Holders) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the proxy form by no later than 2:30 p.m. (Hong Kong Time) on 25 June 2025 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the AGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

By order of the board
Graphex Group Limited Lau Hing Tat Patrick, JP
Chairman

Hong Kong, 30 April 2025

Registered office: Windward 3 Regatta Office Park P.O. Box 1350 Grand Cayman KY1-1108 Cayman Islands	Headquarters, head office and principal place of business in Hong Kong: 11/F, COFCO Tower 262 Gloucester Road Causeway Bay Hong Kong

Notes:

1.	Any member of the Company entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.	In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not less than 48 hours before the time for holding the AGM. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3.	In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint shareholding.

4.	In relation to the ordinary resolution set out in item 6 of this notice, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate or for the benefit of the Shareholders. The explanatory statement containing the information necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Shares is set out in Appendix I of the circular on, amongst others, general mandate to repurchase and issue shares to be published by the Company on 30 April 2025.

5.	For the purposes of holding the AGM, the register of members of the Company will be closed from Tuesday, 24 June 2025 to Friday, 27 June 2025 (both days inclusive), for the purpose of determining the entitlement to attend and vote at the AGM scheduled to be held on Friday, 27 June 2025. In order to be eligible to attend and vote at the AGM, all transfer forms accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not later than 4:30 p.m. on Monday, 23 June 2025.

As at the date of this notice, the Directors of the Company are:

Executive Directors:

Mr. Lau Hing Tat Patrick

Mr. Chan Yick Yan Andross

Mr. Qiu Bin

Non-executive Director:

Mr. Ma Lida

Independent Non-executive Directors:

Ms. Tam Ip Fong Sin

Mr. Wang Yuncai

Mr. Liu Kwong Sang

Mr. Tang Zhaodong

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